NSAR ITEM 77C



Van Kampen American Capital Trust for Investment Grade New Jersey Municipals





(a)     A Special Meeting of Shareholders was held on October 23,
        1996.



(b)     The election of Trustees of Van Kampen American Capital
        Trust for Investment Grade New Jersey Municipals (the "Fund") included:



        None



(c)     The following were voted on at the meeting:



        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.



                      For   2,977,712          Against    73,984



        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.



                      For   1,577,904          Against   108,363